Filed Pursuant to Rule 433

Registration No. 333-193070

Term Sheet dated November 12, 2014

3.750% Senior Notes due 2019

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings:	B1 / BB / BB+ (Moody’s/S&P/Fitch)

Title of Securities:	3.750% Senior Notes due 2019

Legal Format:	SEC Registered

Trade Date:	November 12, 2014

Settlement Date:	November 17, 2014 (T+3)

Final Maturity Date:	November 18, 2019

Aggregate Principal Amount:	$800,000,000

Gross Proceeds:	$792,800,000

Underwriting Discount:	0.800%

Net Proceeds to Ally before Estimated Expenses:	$786,400,000

Coupon:	3.750%

Issue Price:	99.100%

Benchmark Treasury:	1.500% due October 31, 2019

Benchmark Treasury Yield:	1.651%

Spread to Benchmark Treasury:	229.9 bps

Yield to Maturity:	3.950%

Interest Payment Dates:	Semi-annually, in arrears on May 18 and November 18 of each year, until maturity, commencing May 18, 2015

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N AW0

ISIN: US02005NAW02

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Cabrera Capital Markets, LLC

C.L. King & Associates, Inc.

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.